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SEC FILE NUMBER
8- 48942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/1/01 (MM/DD/YY) AND ENDING 5/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Paychex Securities Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

Phone: (716) 843-5000
www.ey.com

Board of Directors
Paychex Securities Corporation

In planning and performing our audit of the financial statements of Paychex Securities Corporation for the year ended May 31, 2002, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

We would be pleased to discuss the above matters or to respond to any questions, at your convenience.

Ernst & Young LLP

June 21, 2002

FINANCIAL STATEMENTS

Paychex Securities Corporation

Year ended May 31, 2002 with Report of Independent Auditors

Paychex Securities Corporation

Financial Statements

Year ended May 31, 2002 with Report of Independent Auditors

Contents



■ Ernst & Young LLP
1400 Key Tower
50 Fountain Plaza
Buffalo, New York 14202

■ Phone: (716) 843-5000
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Paychex Securities Corporation

We have audited the accompanying balance sheet of Paychex Securities Corporation as of May 31, 2002 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paychex Securities Corporation at May 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

June 21, 2002

Paychex Securities Corporation

Balance Sheet

May 31, 2002

Assets		
Cash	$	7,415
Service fee receivable, net of $12,057 reserve		2,442
Deferred income taxes		4
Investments - Long Term		3
Total assets	$	9,864
Liabilities		
Accrued income taxes	$	3,465
Total liabilities		3,465
Stockholder's equity		
Common stock, no par value - authorized 200 shares; ten shares outstanding at May 31, 2002		120
Retained earnings		6,279
Total stockholder's equity		6,399
Total liabilities and stockholder's equity	$	9,864

See accompanying notes.

Paychex Securities Corporation

Statement of Income

For the year ended May 31, 2002

Revenue		
Service fee revenue	$	9,649
Investment revenue		74
Total revenue		9,723
Income tax expense		3,490
Total expenses		3,490
Net income	$	6,233

See accompanying notes.

Paychex Securities Corporation

Statement of Cash Flows

For the year ended May 31, 2002

Operating activities		
Net income	$	6,233
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for deferred income taxes		25
Provision for loss receivables		(68)
Changes in operating assets and liabilities:		
Increase in service fee receivable		(567)
Increase in accrued income taxes		740
Net cash provided by operating activities		6,363
Financing activities		
Dividend paid to parent company		(6,000)
Net cash used in financing activities		(6,000)
Increase in cash		363
Cash at beginning of year		7,052
Cash at end of year	$	7,415
Supplemental information		
Income taxes paid by Paychex Inc. on behalf of Paychex Securities Corporation	$	3,873

See accompanying notes.

Paychex Securities Corporation

Statement of Stockholder's Equity

For the year ended May 31, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at May 31, 2001	10	$ 120	$ 5,046	$ 5,166
Net income	-	-	6,233	6,233
Dividend to parent company	-	-	(5,000)	(5,000)
Balance at May 31, 2001	**10**	**$ 120**	**$ 6,279**	**$ 6,399**

See accompanying notes.

0207-0326119

Paychex Securities Corporation

Notes to Financial Statements

May 31, 2002

1. Organization

Paychex Securities Corporation (Company) is a wholly owned subsidiary of Paychex, Inc. The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of Paychex, Inc. Such activities have been registered with the National Association of Securities Dealers and various state securities agencies.

All expenses of the Company except income tax expense, are incurred by Paychex, Inc. on the Company's behalf. As a result, these expenses are not reflected in the Company's financial statements for the year ended May 31, 2002.

2. Significant Accounting Policies

Customer security transactions

Customer security transactions are recorded on a settlement date basis. There is no commission income recorded on these transactions.

Income taxes

The Company accounts for deferred taxes by recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue recognition

Revenue includes those amounts billed to money managers for administrative services provided and is recorded in the period in which service occurs.

2. Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses during the reporting period. Actual amounts and results could differ from those estimated.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1) and is required to maintain minimum net capital, as defined, equal to $250,000. At May 31, 2002, the Company had net capital of $3,950,266, which was $3,700,266 in excess of its required capital.

4. Income Taxes

At May 31, 2002, the Company has recorded a deferred tax asset of $4,425 attributable to its reserve for loss on service fee receivable.

Income tax expense consists of the following for the year ended May 31, 2002:

Current:	
Federal	$ 3,333
State	132
Total	3,465
Deferred:	
Federal	23
State	2
Total	25
	$ 3,490

4. Income Taxes (continued)

Below is an analysis reconciling the statutory federal income tax rate to the effective tax rates shown in the statement of income for fiscal year ended May 31, 2002.

Federal statutory rate	35.0%
Increase resulting from:	
State income taxes, net of federal benefit	0.9
Effective tax rate	35.9%

The Company files a consolidated federal return with its parent company, Paychex, Inc., and a combined return with Paychex, Inc., for state purposes. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes*, currently payable and deferred taxes are determined based upon the Company's allocated share of taxable income or loss of the consolidated group determined on a separate return basis.

Supplemental Schedule

Paychex Securities Corporation

Schedule 1 - Net Capital Calculation

May 31, 2002

Net capital		
Total consolidated stockholder's equity	$	6,399
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		6,399
Non-allowable assets:		
Unsecured receivable		2,442
Deferred income taxes		3
Long-term investments		4
		2,449
Net capital	$	3,950
Aggregate indebtedness	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	250
Excess net capital at 1500%	$	3,700
Excess net capital at 1000%	$	3,950
Ratio: Aggregate indebtedness to net capital		0%
Reconciliation to FOCUS IIA		
Net capital as reported in the Company's FOCUS report	$	3,950
Adjustments		-
Net capital per above	$	3,950